PROSPECTUS                                             Rule 424(b)(3) Prospectus
                                                    Reg. Statement No. 333-55769



                          REGENT ASSISTED LIVING, INC.

                        1,400,000 Shares of Common Stock

     The shares of common stock (the "Common Stock") of Regent Assisted Living, Inc. ("Regent" or the "Company") offered hereby (the "Shares") may be sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the offering.

     The Common Stock is traded on the Nasdaq National Market under the symbol "RGNT." On August 17, 1998, the last sale price for the Common Stock as reported on the Nasdaq National Market was $5.125 per share.

     The Shares may be offered or sold from time to time by the Selling Shareholders at market prices then prevailing, in negotiated transactions or otherwise. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. See "Plan of Distribution."


     See "Risk Factors" on page 4 for a discussion of certain risks related to an investment in the Shares.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.

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     Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as to which information has been given herein.

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                 The date of this Prospectus is August 17, 1998.
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                                   THE COMPANY

     The Company is an Oregon corporation headquartered in Portland, Oregon. The Company is an owner, operator and developer of private-pay assisted living communities. Assisted living is part of a spectrum of long-term care services that provide a combination of housing, personal services and health care designed to respond to elderly individuals who require assistance with activities of daily living in a manner that promotes maximum independence.

     The address of the Company's principal executive offices is 121 SW Morrison Street, Suite 1000, Portland, Oregon 97204. The Company's telephone number is
(503) 227-4000.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus by reference:

          (a) The Company's Annual Report on Form 10-KSB, as amended, for the year ended December 31, 1997;

          (b) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (a) above; and

          (c) The description of the Company's Common Stock contained in the Company's registration statement filed under Section 12 of the Exchange Act, including any amendment or report updating such description.

     All reports and other documents subsequently filed by the Company pursuant to sections 13(a), 13(c), 14, and 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. The Company has also filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Shares offered hereby, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any document are not necessarily complete, and in each instance reference is made to the copy of such

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document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the reports and other information filed pursuant to the Exchange Act may be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement and the reports and other information filed pursuant to the Exchange Act may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The Commission maintains an Internet Web Site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company that have been filed electronically.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner of Shares, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests shall be directed to Regent Assisted Living, Inc., 121 SW Morrison Street, Suite 1000, Portland, Oregon 97204, Attention: David R. Gibson (telephone number (503) 227-4000). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated by reference herein.

                           FORWARD-LOOKING STATEMENTS

     The Company believes the information set forth in or incorporated by reference into this Prospectus regarding the Company's acquisition of sites for development, the Company's development, construction and opening of new assisted living communities, the operation and performance of the Company's new assisted living communities, the Company's plans to develop, construct and operate new Regent Court communities, the ability of the Company's newly developed communities to compete for residents and other information identified as forward-looking statements, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and is subject to the safe harbor created by that section. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in "Risk Factors" and in the Company's Annual Report on Form 10-KSB, as amended, for the year ended December 31, 1997, and the reports and other documents filed by the Company pursuant to the Exchange Act.

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
                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of the Shares offered hereby.

Development and Construction Risks

     The Company's growth strategy is dependent, in part, on its ability to develop and construct a significant number of additional communities. As of March 31, 1998, the Company had five communities under construction and 14 communities under development. Development projects generally are subject to various risks, including delays in obtaining, or the failure to obtain, required zoning approvals, health care licenses and other permits, and construction delays, that may result in longer development periods and construction cost overruns and, accordingly, higher than anticipated start-up losses. In particular, if the Company is unable to open a community on time, it will be unable to realize any revenue during the period that the opening is delayed, and it will incur substantial operating expenses related to that community during the same period, such as the cost of hiring a manager and marketing director which is typically done well in advance of the originally planned opening date. Project management is subject to a number of contingencies over which the Company will have little or no control and which might adversely affect project costs and completion time. Such contingencies include shortages of, or the inability to obtain, labor or materials, the inability or the failure of the general contractor or subcontractors to perform under their contracts on a timely basis, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. As a result of these various factors, the Company has experienced construction delays and there can be no assurance that the Company will not experience future delays, that it will be successful in developing and constructing currently planned or additional residences, that it will not incur substantial fixed costs without obtaining any offsetting revenue or that any developed community will be economically successful. If the Company's planned development and construction activities are delayed, the Company's business, operating results and financial condition could be adversely affected.

Substantial Debt and Operating Lease Payment and Obligations

     The Company had lease expense of $3.5 million and $1.4 million for the year ended December 31, 1997, and the three months ended March 31, 1998, respectively, and the Company's total indebtedness as of March 31, 1998 was $53.3 million. Total cash paid on interest was $1.8 million for the year ended December 31, 1997, and $1.1 million for the three months ended March 31, 1998. The Company also is required to pay a quarterly cumulative dividend to the holders of $10 million of its Preferred Stock at the rate of six percent per annum. Certain of the Company's leases also provide for annual increases in lease payments that are tied to increases in the community's gross revenue or increases in the consumer price index. Debt and annual operating lease payment obligations will continue to increase significantly as the Company pursues its growth strategy. In addition, the Company

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anticipates that future development of communities may be financed with construction loans and, therefore, there is a risk that, upon completion of construction, permanent financing for newly developed residences may not be available or may be available only on terms that are less favorable than terms currently available to the Company.

     The Company has not had sufficient earnings on a historical basis to cover operating expenses. Earnings of the Company were insufficient to cover operating expenses by approximately $3.5 million for the year ended December 31, 1997, and by approximately $2.3 million for the three months ended March 31, 1998. The Company is dependent upon its ability to lease-up its newly opened communities in order to cover its operating expenses. There can be no assurance that the Company will be able to lease-up its communities to generate sufficient cash flow to meet its future obligations. Any payment default or other default with respect to such obligations could cause the lender to foreclose upon the communities securing the indebtedness or, in the case of an operating lease, to terminate the lease, with a consequent loss of income and asset value to the Company. Moreover, because of cross-default and cross-collateralization provisions in certain mortgages and debt instruments of the Company and in most of its leases, a default by the Company on one of its payment obligations could result in acceleration of other obligations and adversely affect a significant number of its other residences. See "--Need for Additional Financing; Risk of Rising Interest Rates."

History of Operating Losses

     The Company has experienced significant operating losses and net losses since inception, primarily as a result of its development activities, pre-opening marketing and initial operating losses during community lease-up as well as the incurrence of certain expenses to establish corporate infrastructure to support future planned growth. For the year ended December 31, 1997, the Company incurred an operating loss of $4.1 million and net loss of $3.9 million, and for the three months ended March 31, 1998, the Company incurred an operating loss of $2.4 million and a net loss of $2.4 million.

     Newly opened Regent communities typically operate at a loss during the first eight to 10 months of operation and the Company expects newly opened Regent Court communities will typically operate at a loss during the first five to six months of operation, primarily due to the incurrence of certain fixed and variable expenses in advance of the achievement of targeted rental revenues from the lease-up of such communities. In addition, the development and construction of assisted living communities requires the commitment of substantial capital over a typical 18-month development/construction period and until the construction indebtedness is retired, the consequence of which may be an adverse impact on the Company's liquidity. As of March 31, 1998, the Company had five communities under construction and an additional 14 communities under development. In the case of acquired communities, resident turnover and increased marketing expenditures which may be required to reposition such communities, together with the possible disruption of operations resulting from the implementation of renovations, may adversely impact the financial performance of such communities for a period of time after their acquisition. In addition, occupancy levels

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and the rates which the Company may be able to charge for its services may be adversely affected in competitive market circumstances which would negatively impact the operating results of affected residences. Accordingly, there can be no assurance that the Company will not experience unforeseen expenses, difficulties, complications and delays which could result in greater than anticipated operating losses or otherwise materially adversely affect the Company's financial condition and results of operations. See "--Development and Construction Risks" and "--Competition."

Need for Additional Financing; Risk of Rising Interest Rates

     To achieve its growth strategy, the Company will need to obtain sufficient financing to fund its continued development, construction and acquisition activities. Accordingly, the Company's future growth will depend on its ability to obtain additional financing on acceptable terms. The Company's management believes financing available pursuant to its current arrangements, and pursuant to other sources of financing, will be sufficient to fund its development and acquisition programs through the remainder of 1998 but not beyond. To fund additional growth, the Company likely will from time to time seek additional funding through public or private offerings of its securities, including equity or debt securities. If additional funds are raised by issuing equity securities, the Company's shareholders may experience dilution. In addition, the Company will require significant financial resources to meet its operating and working capital needs. There can be no assurance that any newly constructed communities will achieve a stabilized occupancy rate and attain a resident mix that meet the Company's expectations or generate sufficient positive cash flow to cover operating and financing costs associated with such communities. There can be no assurance that the Company will be successful in securing additional financing or that adequate funding will be available and, if available, will be on terms that are acceptable to the Company. A lack of funds may require the Company to delay or eliminate all or some of its development projects and acquisition plans. In addition, the Company may require additional financing to enable it to acquire additional residences, to respond to changing economic conditions, to expand the Company's development program or to account for changes in assumptions related to its development program. The Company will also need additional financing to replace debt which is currently in the form of construction loans. For example, as of December 31, 1997, the Company had construction loans totalling approximately $70 million, all of which will need to be refinanced within 1 to 3 years from the completion of the related projects.

     Approximately $32.4 million, or 70 percent of the Company's total indebtedness as of March 31, 1998, was subject to floating interest rates. The Company typically obtains construction financing that is subject to floating interest rates and will likely continue to do so. In addition, future fixed rate indebtedness and lease obligations will be based on interest rates prevailing at the time such arrangements are obtained. Therefore, increases in prevailing interest rates could increase the Company's interest or lease payment and obligations and could have an adverse effect on the Company's business, financial condition and results of operations.

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Ability to Continue Growth; Ability to Manage Rapid Expansion

     The Company has pursued, and expects to continue to pursue, an aggressive expansion strategy focused on developing, constructing and acquiring assisted living communities. The Company is currently managing significant construction and development activity. Accordingly, the Company's prospects are directly affected by its ability to develop, construct and, to a lesser extent, acquire additional communities. The Company's ability to continue to grow will depend in large part on its ability to identify suitable and affordable development and acquisition opportunities and successfully pursue such opportunities, identify and obtain necessary financing commitments, and effectively operate its assisted living communities. There can be no assurance, however, that the Company will be successful in developing, constructing or acquiring any additional communities, maintaining its current growth rate, or operating any developed or acquired community.

     The Company's rapid expansion places significant demands on the Company's management and operating personnel. The Company's ability to manage its recent and future growth effectively will require it to continue to improve its operational, financial and management information systems and to continue to attract, retain, train, motivate and manage key employees. If the Company is unable to manage its growth effectively, its business, operating results and financial condition will be adversely affected.

Competition

     The long-term care industry is highly competitive and, given the relatively low barriers to entry and continuing health care cost containment pressures, the Company expects that the assisted living segment of such industry will become increasingly competitive in the future. The Company competes with other companies providing assisted living services as well as numerous other companies providing similar services and care alternatives, such as home health care agencies, congregate care facilities, retirement communities and skilled nursing facilities. While the Company believes there is a need for additional assisted living residences in the markets where the Company is constructing and developing communities, the Company expects that, as assisted living communities receive increased market awareness and the number of states which include assisted living services in their Medicaid programs increases, competition will increase from new market entrants. No assurance can be given that increased competition will not adversely affect the Company's ability to attract or retain residents or maintain its existing rate structures. Moreover, in implementing its growth strategy, the Company expects to face competition for development and acquisition opportunities from local developers and regional and national assisted living companies. Some of the Company's present and potential competitors have, or may have access to, greater financial resources than those of the Company. Consequently, there can be no assurance that the Company will not encounter increased competition in the future which could limit its ability to attract and retain residents, to maintain or increase resident fees or to expand its business and could have a material adverse effect on the Company's financial condition, results of operations and prospects.

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     Management of the Company is not able to predict the effect that the health care industry trend towards managed care will have on the assisted living marketplace. Managed care, an arrangement whereby service and care providers agree to sell specifically defined services to one or more public or private payors (frequently not the end user or resident) subject to a predefined system in an effort to achieve more efficiency with respect to utilization and cost, is not currently a significant factor in the assisted living marketplace. However, managed care plans sponsored by insurance companies or HMOs may in the future be a factor in the assisted living marketplace. There can be no assurance that the Company will not encounter increased competition or be subject to other competitive pressures that could affect its business, results of operation or financial condition as a result of managed care.

Government Regulation

     Health care is an area of extensive and frequent regulatory change. The assisted living industry is relatively new, and, accordingly, the manner and extent to which it is regulated at the Federal and state levels is evolving. Changes in the laws or new interpretations of existing laws may have a significant impact on the Company's methods and costs of doing business. The Company is, and will be, subject to varying degrees of regulation and licensing by health or social service agencies and other regulatory authorities in the various states and localities where it operates or intends to operate.

     The Company and its activities are subject to zoning and other state and local government laws and regulations. Zoning variances or use permits are often required for construction. Severely restrictive regulations could impair the ability of the Company to open additional residences at desired locations or could result in costly delays.

     The Company's success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on the Company's financial condition, results of operations and prospects. The Company's operations could also be adversely affected by, among other things, regulatory developments such as revisions in building code requirements for assisted living residences, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards. There can be no assurance that Federal, state or local laws or regulations will not be imposed or expanded based on evolving regulatory interpretations or based on new statutory or regulatory provisions which adversely impact the Company's business, financial condition, results of operations and prospects.

Residence Management, Staffing and Labor Costs

     The Company competes with other providers of long-term care with respect to attracting and retaining qualified and skilled personnel. The Company will be dependent upon its ability to attract and retain management personnel responsible for the day-to-day

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operations of each of the Company's residences. Any inability of the Company to attract or retain qualified residence management personnel could have a material adverse effect on the Company's financial condition or results of operations. In addition, a possible shortage of nurses or trained personnel may require the Company to enhance its wages and benefits package in order to compete in the hiring and retention of such personnel. The Company will also be dependent upon the available labor pool of semi-skilled and unskilled employees in each of the markets in which it operates. No assurance can be given that the Company's labor costs will not increase or that, if they do increase, they can be matched by corresponding increases in rates charged to residents. Any significant failure by the Company to attract and retain qualified management and staff personnel, to control its labor costs or to pass on any increased labor costs to residents through rate increases would have a material adverse effect on the Company's business, operating results and financial condition.

Risks Associated with Acquisitions

     The Company has acquired communities in the past and intends to continue to seek acquisition opportunities in the future. However, no assurances can be given that the Company will be successful in identifying any future acquisition opportunities or completing any identified acquisitions. The acquisition of communities involves a number of risks. Existing communities available for acquisition frequently serve or target different market segments than those presently served by the Company. It may be necessary in such cases to reposition and renovate acquired residences or turn over the existing resident population to achieve a resident acuity and income profile which is consistent with the Company's current operations. In addition, the Company may also determine that staff and operating management personnel changes are necessary to integrate successfully such communities into the Company's existing operations. No assurances can be made that management will be successful in repositioning any acquired communities or in affecting any necessary operational or structural changes and improvements on a timely basis.

Liability and Insurance

     The provision of personal and health care services entails an inherent risk of liability. In recent years, participants in the long-term care industry have become subject to an increasing number of lawsuits alleging malpractice or related legal theories, many of which involved large claims and resulted in the incurrence of significant defense costs. In addition, compared to more institutional long-term care facilities, assisted living communities (especially dementia care communities) of the type operated by the Company offer residents a greater degree of independence in their daily lives. This increased level of independence, however, may subject the residents and the Company to certain risks that would be reduced in more institutionalized settings. The Company currently maintains liability insurance intended to cover such claims which it believes is adequate based on the nature of the risks, historical experience and industry standards. There can be no assurance, however, that claims in excess of such insurance or claims not covered by insurance, such as claims for punitive damages, will not arise. A successful claim against the Company not covered by, or in excess of, its insurance could have a material adverse effect upon the Company's financial

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condition and results of operations. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect upon the Company's ability to attract or retain residents or expand its business and may require management to devote substantial time to matters unrelated to day-to-day operations. In addition, insurance policies must be renewed annually. There can be no assurance that the Company will be able to obtain liability insurance in the future or that, if such insurance is available, it will be available on acceptable economic terms.

Dependence on Attracting Seniors with Sufficient Resources to Pay

     The Company currently relies, and for the foreseeable future the Company expects to rely, primarily on the ability of its residents to pay for services from their own and their families' financial resources. Generally, only elderly adults with income or assets adequate to cover the monthly cost of rent multiplied by the period of residence, can afford the fees for such residences. The Company estimates that the average fee paid by a resident during the average two year period of residency ranges from $57,600 to $72,000. Inflation or other circumstances which adversely affect the ability of residents and potential residents to pay for assisted living services could have an adverse effect on the Company. In the event that the Company encounters difficulty in attracting seniors with adequate resources to pay for the Company's services, the Company's financial condition, results of operations and prospects would be adversely affected.

Environmental Liability Risks Associated with Real Property

     Under various Federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum products released at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with the contamination. Such laws typically impose clean up responsibility and liability without regard to whether the owner knew of or caused the presence of contaminants, and liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to remediate properly such property, may adversely affect the owner's ability to sell or lease such property or to borrow using such property as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

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     The Company has conducted environmental assessments of all of its operating communities and those sites currently under construction. These assessments have not revealed, and the Company is not otherwise aware of, any environmental liability that it believes would have a material adverse effect on the Company's business, assets or results of operations. There can be no assurance, however, that environmental assessments would detect all environmental contamination which may give rise to material environmental liabilities. The Company believes that its respective communities are in compliance in all material respects with all applicable environmental laws. The Company has not been notified by any governmental authority, or is not otherwise aware, of any material non-compliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of the residences it currently operates.

Shared Management

     Certain executive officers of the Company fulfill similar executive functions for other companies controlled by Walter C. Bowen (the "Bowen Companies"). Mr. Bowen, Chairman of the Board, President and Chief Executive Officer, Steven L. Gish, Chief Financial Officer, and David R. Gibson, Vice President for Corporate Affairs, spend a portion of their time on the business affairs of the Bowen Companies. The responsibilities of Company management to the Bowen Companies may create potential conflicts. In addition, certain of the Bowen Companies maintain business relationships with the Company which may also create conflicts of interest.

Benefits to Related Parties

     Mr. Bowen is a general partner of and holds a 99 percent equity interest in each of the partnerships that lease Sterling Park and Regency Park to the Company. In addition, Mr. Bowen has guaranteed a portion of the indebtedness of each of these partnerships. As a result, Mr. Bowen is deemed to receive the portion of the rental payments under the Company's leases for those communities remaining after service of the debt to which the properties are subject, and may also be deemed to benefit from those rental payments as a guarantor of each partnership's debt. The Company's aggregate minimum annual rental payments under those leases is approximately $2.8 million.

Conflicts of Interest and Relationships with Affiliates

     The Company leases Sterling Park and Regency Park from partnerships controlled by Mr. Bowen. Accordingly, Mr. Bowen may be deemed to have had a conflict of interest regarding the terms of those leases, and may in the future have a conflict of interest as to the interpretation and enforcement of those terms.

     Eric W. Jacobsen, the Company's Chief Operating Officer, holds partnership interests in partnerships that are unaffiliated with the Company and that own an assisted living facility in Hermiston, Oregon and two congregate care facilities in Escondido, California and Odessa, Texas. These facilities may compete for residents with any assisted living

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communities in the same vicinity that may be developed or operated by the
Company in the future.

     Bowen Development Company, a real estate construction company of which Mr. Bowen is the sole shareholder ("Bowen Development"), has served as the general contractor for construction of several of the Company's communities and may serve as the general contractor for construction of one or more of the Company's new communities. The terms of each such arrangement will be no less favorable to the Company than could be obtained from unaffiliated parties in an arm's-length transaction and will be approved by the Conflicts Committee of the Board of Directors which consists of four independent directors.

Dependence on Executive Management

     The Company depends, and will continue to depend, upon the services of Mr. Bowen, its Chairman of the Board, President and Chief Executive Officer, Mr. Jacobsen, the Company's Chief Operating Officer, Mr. Gish, the Company's Chief Financial Officer, and Mr. Ekberg, the Company's Executive Vice President. The Company has entered into employment agreements with these executives. The loss of the services of any such officers could have a material adverse effect on the Company's financial condition, results of operations and prospects.

     Mr. Bowen has personally guaranteed a substantial portion of the Company's debt. Under certain of these debt instruments, the Company would be in default upon the loss of Mr. Bowen. The Company is also party to certain lease agreements which require that Mr. Bowen will own not less than 25 percent of the Company's outstanding stock and that he will continue to control the management of the Company. Because of cross-default and cross-collateralization provisions in certain mortgages and debt instruments of the Company and in most of its leases, the loss of Mr. Bowen would have a material adverse effect on the Company's financial condition, results of operations and prospects.

Control by Existing Shareholder

     Mr. Bowen, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, owns approximately 68.5 percent of the outstanding Common Stock of the Company. In matters submitted to the shareholders for approval, however, Mr. Bowen controls 52.6 percent of the votes entitled to be cast due to the voting rights of Series A Preferred Stock. Mr. Bowen is able to control all matters requiring approval by the shareholders of the Company, including the election of directors, and will be able to prevent a business combination involving the Company that is favored by the other shareholders. Mr. Bowen's control is limited in certain respects pursuant to the terms of a Stockholders Agreement dated December 16, 1996, between the Company, Prudential Private Equity Investors III, L.P. ("PPEI") and Mr. Bowen. Pursuant to the Stockholders Agreement, Mr. Bowen has agreed to vote his shares in favor of the election of two representatives designated by PPEI to the Company's Board of Directors. Additionally, Mr. Bowen may not, without the prior written consent of the holders of at least 66 2/3% of the outstanding Preferred

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
Stock, vote in favor of, among other things, any (i) merger or consolidation,
(ii) liquidation, dissolution, recapitalization or reorganization, (iii) amendment to the Company's Articles of Incorporation or Bylaws that would increase the authorized number of shares of Preferred Stock or impair the rights of the holders of Preferred Stock, or (iv) amendment to any stock option plan or employee stock ownership plan.

Anti-Takeover Effect of Certain Provisions of the Company's
Restated Articles of Incorporation and Restated Bylaws and Oregon Law

     Certain provisions of the Company's Restated Articles of Incorporation ("Restated Articles"), Restated Bylaws ("Restated Bylaws") and the Oregon Control Share and Business Combination Acts will effectively make it more difficult for a third party to acquire control of the Company through either a tender offer or a proxy contest for the election of directors. The Company's Restated Articles and Restated Bylaws contain provisions which (i) classify the Board of Directors into three classes, with one class being elected each year,
(ii) provide that directors may be removed by shareholders only for cause and only upon the vote of 75 percent of the votes then entitled to be cast for the election of directors, and (iii) permit the Board to establish the rights, preferences and privileges of, and to issue, preferred stock without shareholder approval. The Company currently has no plans to issue any additional shares of its preferred stock. In addition, the Oregon Control Share Act and the Business Combination Act limit the ability of parties who acquire a significant amount of voting stock to exercise control over the Company. These provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest or the election of a majority of the Board of Directors and may deter efforts to obtain control of the Company.

Shares Eligible for Future Sale

     Sales of substantial amounts of Common Stock in the public market or the perception that such sales could occur could adversely affect the market price of the Common Stock and the Company's ability to raise capital in the future in the equity markets. The Company has outstanding 4,633,000 shares of Common Stock. Of these shares, 1,400,000 shares are freely tradeable without restriction or limitation under the Securities Act, except for any shares held by "affiliates," as that term is defined under the rules and regulations under the Securities Act, of the Company. The 31,700 shares of unrestricted stock owned by Mr. Bowen are subject to certain of the resale limitations of Rule 144 under the Securities Act. The remaining 3,143,000 outstanding shares of Common Stock, currently held by Mr. Bowen, are "restricted securities" within the meaning of Rule 144. Under Rule 144, "restricted shares" generally are shares acquired from the issuer or an affiliate of the issuer other than in a public offering. Under Rule 144, restricted shares that have been held for at least one year as well as any shares of Common Stock held by affiliates of the Company will be eligible for sale subject to volume and other restrictions. If at least two years have elapsed since the acquisition of restricted shares, a holder of such restricted shares that has not been an affiliate of the Company for the preceding three months will in general be entitled to sell such shares in the public market without restriction under the Securities Act.

     Mr. Bowen has granted to certain officers of the Company and one other individual options to purchase up to 170,000 of his shares of Common Stock, which options are fully exercisable (the "Bowen Options"). In addition, the Company has granted options to purchase up to 385,500 shares of Common Stock to employees and 370,500 shares of Common Stock to certain of its officers and directors under the Company's 1995 Stock Incentive Plan, as amended. Shares subject to options held by employees may, upon exercise, be freely sold into the market pursuant to an effective registration statement on Form S-8. All other such shares, including shares acquired upon the exercise of the Bowen Options, may be sold subject to the limitations of Rule 144 applicable to shares held by affiliates.

     Prudential Private Equity Investors III, L.P. ("PPEI") beneficially owns shares of preferred stock of the Company that may be converted into 1,400,493 shares of Common Stock at any time and shares of preferred stock that may be converted into 417,689 shares of Common Stock only upon certain conversion events. Upon acquisition, such shares would be restricted shares held for more than one year, and subject to the limitations of Rule 144 applicable to restricted shares. PPEI also has a warrant to purchase 200,000 shares of the Company's Common Stock at $5.50 a share, upon the occurrence of certain defined events. PPEI is an affiliate of the Company and the shares of Common Stock that may be acquired by it as described above would be "restricted shares" for purposes of Rule 144. Needham & Company, Inc. ("Needham") and Black & Company, Inc. ("Black & Co.") and certain of its affiliates each hold currently exercisable warrants to purchase 70,000 shares of the Company's Common Stock. Such shares would "restricted shares" under Rule 144, subject to the holding period and other requirements under that rule. LTC Healthcare, Inc. ("LTC") and certain of its affiliates beneficially own, or have the right to purchase, up to $10.5 million principal amount of 7.5 % Convertible Notes due 2008. These Notes may be converted into 1,400,000 shares of the Company's Common Stock. LTC is an affiliate of the Company and all of the shares that may be acquired by it or its affiliates would be "restricted shares" under Rule 144. In addition, PPEI, LTC, Needham and Black & Co. have the right to require the Company to register under the Securities Act their shares of Common Stock obtained upon conversion of their preferred stock or exercise of their warrants, as applicable. Such registration would permit such holders to resell their shares in the public markets without restrictions under the Securities Act.

Dividend Policy

     The Company retains earnings to finance its operations and expand its business. Therefore, the payment of any cash dividends on the Common Stock is unlikely in the foreseeable future.

Possible Volatility of Stock Price

     The market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the Common Stock, variations in the Company's operating results, and new statutes or regulations or

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
changes in the interpretation of existing statutes or regulations affecting the health care industry generally or the assisted living business in particular. In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Those market fluctuations also may adversely affect the market price of the Common Stock.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information provided to the Company by the Selling Shareholders.

                                            Shares                      Shares
                                   beneficially owned as of         offered by this
Selling Shareholders                    August 17, 1998               Prospectus
--------------------               ------------------------         ---------------
LTC Healthcare, Inc.                        866,667                    1,333,334

Andre C. Dimitriadis                         21,333                       21,333

James J. Pieczynski                          21,333                       21,333

Christopher T. Ishikawa                      12,000                       12,000

Pamela J. Privett                            12,000                       12,000

                              PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Shareholder, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal, in a market maker capacity or otherwise, and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. The Selling Shareholders, such brokers or dealers, and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     Upon the Company being notified by any of the Selling Shareholders that any material arrangement has been entered into with a broker or dealer for the sale of Shares other purchase by a broker or dealer as principal, other than a purchase as a market maker in an ordinary trading transaction, a supplemented prospectus will be filed, if required, pursuant to Rule 424 under the Securities Act, disclosing (i) the name of such Selling Shareholder(s) and of the participating brokers or dealers, (ii) the number of Shares involved, (iii) the price at which such Shares will be sold, (iv) the commission paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, and (vi) other facts material to the transaction.

                                     EXPERTS

     The consolidated financial statements of Regent Assisted Living, Inc. as of December 31, 1997 and for the year then ended as reported in the Company's 1997 Annual Report on Form 10- KSB have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements as of December 31, 1996 and for the year ended December 31, 1996 included in this Prospectus by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997 have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

     The validity of the issuance of the Shares offered hereby will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon.

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